UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 28, 2026

Commission File Number: 001-42259

JBDI Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of principal executive offices)

Mr. Lim Chwee Poh, CEO

Tel: +65 6861 4150

Email:

34 Gul Crescent

Singapore 629538

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ANNUAL GENERAL MEETING OF MEMBERS

JBDI Holdings Limited, a Cayman Islands exempted company (the “Company”), held its Annual General Meeting of Members (“AGM”) at 11:00 a.m., local time, on May 28, 2026 at the office of the Company located at 34 Gul Crescent, Singapore 629538 for the following purposes:

(1)	To approve a share consolidation (the “Reverse Stock Split”) of the Company’s issued Ordinary Shares in a ratio of 1 for 2 (the “Reverse Stock Split Ratio”), provided that the Board of Directors may, in its sole and absolute discretion, elect to either: (i) effect the Reverse Stock Split; or (ii) not effect the Reverse Stock Split, and further the Board of Directors shall have the authority, but not the obligation, in its sole discretion and without any further action on the part of the Members, to effect the Reverse Stock Split at any time during the 12 month period following approval of the Reverse Stock Split by the Members when it believes the Reverse Stock Split to be most advantageous and in the best interests of the Company;

(2)	To elect the following five (5) persons to serve as directors of the Company in their respective capacities until the next annual meeting of Members and thereafter until their successors shall have been elected and qualified: (i) Lim Chwee Poh, Executive Director; (ii) Liang Zhaorong, Executive Director; (iii) Han Yee Yen, Independent Non-Executive Director; (iv) Ng Siew Cher, Independent Non-Executive Director; and (v) Lim Geok Peng, Independent Non-Executive Director;

(3)	To ratify the appointment of OneStop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending May 31, 2026; and

(4)	To consider and act upon such other business as may properly come before the AGM.

Only Members of record at the close of business on May 5, 2026 were entitled to notice of and to vote at the AGM.

RESULTS OF THE ANNUAL GENERAL MEETING OF MEMBERS

The results of the Annual Meeting were as follows:

(1)	The Reverse Stock Split of the Company’s issued Ordinary Shares in a ratio of 1 for 2 was approved, provided that the Board of Directors may, in its sole and absolute discretion, elect to either: (i) effect the Reverse Stock Split; or (ii) not effect the Reverse Stock Split, and further the Board of Directors shall have the authority, but not the obligation, in its sole discretion and without any further action on the part of the Members, to effect the Reverse Stock Split at any time during the 12 month period following approval of the Reverse Stock Split by the Members when it believes the Reverse Stock Split to be most advantageous and in the best interests of the Company.

(2)	The following five (5) persons were elected to serve as directors of the Company in their respective capacities until the next annual meeting of Members and thereafter until their successors shall have been elected and qualified: (i) Lim Chwee Poh, Executive Director; (ii) Liang Zhaorong, Executive Director; (iii) Han Yee Yen, Independent Non-Executive Director; (iv) Ng Siew Cher, Independent Non-Executive Director; and (v) Lim Geok Peng, Independent Non-Executive Director.

(3)	The appointment of OneStop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending May 31, 2026 was duly approved and ratified.

Exhibits

None

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2026	JBDI Holdings Limited

	By:	/s/ Mr. Lim Chwee Poh
	Name:	Mr. Lim Chwee Poh
	Title:	Executive Director and Principal Executive Officer

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